As filed with the U.S. Securities and Exchange Commission on June 17, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

Rio Tinto plc

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Cheree Finan

Rio Tinto Services Inc.
80 State Street
Albany, New York 12207-2543
Tel. No.: (801) 204-2000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on _________ at ____ (New York time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Rio Tinto plc	50,000,000 American Depositary Shares	$0.05	$2,500,000	$272.75
(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-122898. This Registration Statement constitutes Post-Effective Amendment No. 3 to Registration No. 333-122898.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Amendment No. 1 to the Fourth Further Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top centre

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs 15, 16 and 18

	(iii)	Collection and distribution of dividends	Paragraphs 4, 12, 14 and 18

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs 7, 12, 15, 16 and

	(v)	Sale or exercise of rights	Paragraphs 14, 15 and 18

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 13, 15 and 18

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs 20 and 21

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs 2, 3, 4, 5, 6, 9 and 22

	(x)	Limitation upon the liability of the Depositary	Paragraphs 14, 18, 19 and 21

(3)	Fees and Charges		Paragraphs 8 and 9

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)	Statement that Rio Tinto plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Form of Fourth Further Amended and Restated Deposit Agreement dated as of , 2016 among Rio Tinto plc, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) to Registration Statement No. 333-165808 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 17, 2021.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Timothy E. Green
Name:	Timothy E. Green
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Rio Tinto plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London on June 17, 2021.

RIO TINTO PLC

By:	/s/ Steve Allen
Name:	Steve Allen
Title:	Company Secretary

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jakob Stausholm and Peter Cunningham, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on June 17, 2021, in the capacities indicated.

SIGNATURES

Signature	Title	Date

/s/Simon Thompson Simon Thompson	Chairman	June 17, 2021

/s/Jakob Stausholm Jakob Stausholm	Chief Executive and Director	June 17, 2021

/s/Peter Cunningham Peter Cunningham	Chief Financial Officer and Director	June 17, 2021

/s/Megan Clark AC Megan Clark AC	Independent Non-Executive Director	June 17, 2021

/s/Simon Henry Simon Henry	Independent Non-Executive Director	June 17, 2021

/s/Sam Laidlaw Sam Laidlaw	Independent Non-Executive Director	June 17, 2021

/s/Hinda Gharbi Hinda Gharbi	Independent Non-Executive Director	June 17, 2021

Michael L’Estrange AO	Independent Non-Executive Director	, 2021

Simon McKeon AO	Independent Non-Executive Director	, 2021

Jennifer Nason	Independent Non-Executive Director	, 2021

Ngaire Woods CBE	Independent Non-Executive Director	, 2021

/s/Cheree Finan Cheree Finan	Authorized Representative in the United States	June 17, 2021

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment No. 1 to Fourth Further Amended and Restated Deposit Agreement.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification